SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ➢        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No  ➢

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated May 8, 2007 filed by the Company with the Comisión Nacional de Valores:

By letter dated May 8, 2007 the Company completed the blanks left in the Pricing Supplement regarding the Notes, as follows:

Series 1 Notes Due 2017

1) Issuance amount: US$ 120,000,000

2) Issue Price: 100% nominal value

3) Fixed Interest Rate: 7.875%

4) Issue Date: May 11, 2007

5) Maturity Date: May 11, 2017

6) Interest Payment Dates: every May 11 and November 11, starting on November 11, 2007.

7) Redemption at the option of the Company: Except as otherwise provided in “Redemption at the Option of the Company for Taxation Reasons” in the Pricing Supplement, the Company may not redeem the Notes prior to November 11, 2012. The Company may, at its option, in whole at any time or in part from time to time, on and after November 11, 2012, at the following redemption prices, expressed as percentages of the principal amount thereof, if redeemed during the twelve month period commencing on November 11, 2012 of any year set forth below:

Year	Percentage
2012	103.938%

2013	102.625%

2014	101.313%

2015 and thereafter	100.000%

Note codes:

1) Rule 144A:

CUSIP: 02151P AB3

ISIN: US02151P AB31

2) Regulation S:

CUSIP: P0245M AC3

ISIN: USP0245M AC30

Series 2 Notes Due 2012 (Argentine Peso Linked Note)

1) Issuance amount: US$ 50,000,000

2) Issue Price: 100% nominal value

3) Fixed Interest Rate: 11.000%

4) Issue Date: May 11, 2007

5) Maturity Date: June 11, 2012

6) Interest Payment Dates: every June 11 and December 11, starting on December 11, 2007.

7) Principal Payment Dates: The principal will be paid in 7 installments semi-annually, starting on June 11, 2009 and finishing on June 11, 2012.

8) Initial Exchange Rate: 3.0804 Ps. Per US Dollar.

9) Principal Amount in Pesos: Ps. 154,020,000 (equal to the Inssuance Amount converted in Pesos at the Initial Exchange Rate).

10) Interest Payment: Every interest payment will be payable in US Dollars at a rate calculated on the Principal Amount in Pesos of the Series 2 Notes.

Note codes:

1) Rule 144A:

CUSIP: 02151P AC1

ISIN: US02151P AC14

2) Regulation S:

CUSIP: P0245M AD1

ISIN: USP0245M AD13

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: May 8, 2007